UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   SERONO S.A.
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                                (Name of Issuer)

                  Bearer Shares, nominal value CHF 25 per share
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                         (Title of Class of Securities)

                                 CINS: H32560106
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                                 (CUSIP Number)

                             Stephen F. Arcano, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                 4 Times Square
                               New York, NY 10036
                                 (212) 735-3000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 21, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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       CUSIP No. CINS: H32560106                       Page 2 of 6 Pages
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     1.     Names of Reporting Persons.
            I.R.S.  Identification Nos. of above persons (entities only).

            Ernesto Bertarelli
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     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [X]
            (b)   [ ]
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     3.     SEC Use Only
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     4.     Source of Funds (See Instructions)

            PF, OO
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     5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) [ ]
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     6.     Citizenship or Place of Organization

            Switzerland
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                  7.     Sole Voting Power: 5,060,715
 Number of     -----------------------------------------------------------------
 Shares Bene-     8.     Shared Voting Power: -0-
 ficially by   -----------------------------------------------------------------
 Owned by Each    9.     Sole Dispositive Power: 5,060,715
 Reporting     -----------------------------------------------------------------
 Person With      10.       Shared Dispositive Power: -0-
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            5,060,715
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ](See Instructions)
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     13.    Percent of Class Represented by Amount in Row (11): 49.3%
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     14.    Type of Reporting Person (See Instructions)

            IN
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

                                  SCHEDULE 13D

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       CUSIP No. CINS: H32560106                       Page 3 of 6 Pages
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     1.     Names of Reporting Persons.
            I.R.S.  Identification Nos. of above persons (entities only).

            Bertarelli Biotech SA (formerly Bertarelli & Cie)
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     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [X]
            (b)   [ ]
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     3.     SEC Use Only
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     4.     Source of Funds (See Instructions)

            WC, AF
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     5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) [ ]
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     6.     Citizenship or Place of Organization

            Switzerland
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                  7.     Sole Voting Power: 5,036,930
 Number of     -----------------------------------------------------------------
 Shares Bene-     8.     Shared Voting Power: -0-
 ficially by   -----------------------------------------------------------------
 Owned by Each    9.     Sole Dispositive Power: 5,036,930
 Reporting     -----------------------------------------------------------------
 Person With      10.    Shared Dispositive Power: -0-
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            5,036,930
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [X] (See Instructions)
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     13.    Percent of Class Represented by Amount in Row (11): 49.2%
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     14.    Type of Reporting Person (See Instructions)

            OO
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

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by Ernesto Bertarelli and Bertarelli Biotech SA, a Swiss corporation (societe anonyme / Aktiengesellschaft) having its registered office at Cheserex, canton of Vaud, Switzerland (formerly Bertarelli & Cie), with the Securities and Exchange Commission ("SEC") on June 27, 2005 (together, with this Amendment, the "Schedule 13D"), with respect to the Bearer Shares, nominal value CHF 25 per share (the "Bearer Shares"), of Serono S.A., a societe anonyme organized under the laws of Switzerland (the "Company"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D. The purpose of this Amendment is to amend the information contained in Items 4, 5, 6 and 7 of the Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add to the end thereof the following:

         "On September 21, 2006, Ernesto Bertarelli, Maria-Iris Bertarelli and Donata Bertarelli Spath (collectively, the "Sellers"), Merck KGaA (the "Parent") and Merck Vierte Allgemeine Beteiligungsgesellschaft mbH (the "Offeror"), entered in a Share Purchase Agreement, dated as of September 21, 2006 (the "SPA"). Pursuant to the SPA, among other things, the Sellers have agreed to sell to the Offeror all of the issued shares of capital stock of Bertarelli Biotech SA (which holds registered shares of the Company and Bearer Shares) and 1,823,740 registered shares of the Company, with a par value of CHF 10, held by the Sellers. The Offeror has agreed to pay CHF 1,100 in cash per Bearer Share equivalent for all of the Sellers' interests in Bertarelli Biotech SA and in the Company. Upon the closing of the transactions contemplated by the SPA, the 64.5% of the share capital of the Company and 75.5% of the voting rights in the Company currently owned by the Sellers will be transferred to the Offeror.

         The Offeror has also agreed that it will make a tender offer for Bearer Shares in accordance with Swiss law at the same price of CHF 1,100 in cash per Bearer Share, subject to the closing of the transaction with Bertarelli Biotech SA. The Sellers understand that it is the intention of the Parent and the Offeror that no tender offer shall be submitted to the holders of ADS of the Company or to the Company's shareholders in the United States.

         In addition, among other things, the Sellers have agreed to take such lawful action as may be necessary, subject to applicable fiduciary duties and applicable law, to cause the Company to give notice to Company shareholders of an extraordinary general meeting of shareholders in order to (i) amend the articles of incorporation of the Company such as the board of directors of the Company shall be composed of three members or more, and (ii) restructure the board of directors of the Company to the effect that new members of the board of directors designated in writing by Parent would constitute a majority of the board of directors.

         The closing of the transactions contemplated by the SPA is subject to the satisfaction or waiver of certain conditions, including, among others, (i) expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval of the transaction by the European Commission pursuant to Council Regulation (EC) No. 139/2004 of 20 January 2004, of the Council of the European Union, as amended, and (ii) prior to closing, there having occurred no change or event with respect to the Company that, individually or in the aggregate, in the opinion of an independent expert, amounts to a Material Adverse Effect (as such term is defined in the SPA).

         The foregoing descriptions are qualified in their entirety by reference to the SPA, a copy of which is attached hereto and incorporated herein by reference."


Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         "(a) See Items 11 and 13 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number and percentage of Bearer Shares owned respectively by Ernesto Bertarelli and Bertarelli Biotech SA.

         (b) See Items 7,8, 9 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of Bearer Shares beneficially owned by Ernesto Bertarelli and Bertarelli Biotech

                                       4

SA, respectively, as to which there is sole or shared power to vote or direct the vote or sole or shared power to dispose or to direct the disposition of such Bearer Shares.

         The percentage of the Bearer Shares set forth for Ernesto Bertarelli and Bertarelli Biotech SA, respectively, in this Item 5 was calculated based upon (i) 10,248,026 Bearer Shares outstanding as of September 22, 2006, and (ii) with respect to Ernesto Bertarelli, the number of Bearer Shares issuable upon the exercise of options to purchase Bearer Shares held by Ernesto Bertarelli that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Bearer Shares as a single class set forth for Ernesto Bertarelli and Bertarelli Biotech SA in this Item 5 was calculated based on the outstanding Bearer Shares set forth in clause (i) above. Holders of Bearer Shares are entitled to one vote per share on matters submitted generally to the Company's shareholders for their approval.

         Except as otherwise provided in this Item 5, each of Ernesto Bertarelli and Bertarelli Biotech SA have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Bearer Shares deemed to be beneficially owned by them.

         (c) Ernesto Bertarelli has effected the following transactions in the Bearer Shares during the past 60 days:

         None

         Bertarelli Biotech SA has effected no such transactions during such period.

         (d) Not applicable.

         (e) Not applicable."


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended to add to the end thereof the following:

         "See Item 4 of this Amendment for further information regarding the SPA which is incorporated into this Item 6 by reference."


Item 7.  Material to Be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to add to the end thereof the following:

         "(6)     Share Purchase Agreement, dated as of September 21, 2006."

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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2006



                                                  ERNESTO BERTARELLI


                                                  /s/ Ernesto Bertarelli
                                                  ------------------------------


                                                  BERTARELLI BIOTECH SA


                                                  By: /s/ Ernesto Bertarelli
                                                      --------------------------
                                                      Name:  Ernesto Bertarelli
                                                      Title: President


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